May 21, 2019

Kevin Lawrence
Executive Vice President and Chief Financial Officer
BANCFIRST CORP /OK/
101 North Broadway
Oklahoma City, OK 73102

       Re: BANCFIRST CORP /OK/
           Form 10-K for the Fiscal Year Ended December 31, 2018
           10-K filed February 26, 2019
           File No. 000-14384

Dear Mr. Lawrence:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services